Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2009 and the years ended December 31, 2008, 2007,
2006, 2005 and 2004 are as follows:

	Three Months Ended	Years Ended December 31,
(Millions)	March 31, 2009	2008	2007	2006	2005	2004
Pretax income from continuing operations	$668.9	$2,174.2	$2,796.4	$2,586.6	$2,453.3	$1,760.0
Add back fixed charges	76.3	297.9	234.3	199.5	177.5	165.5
Income as adjusted	$745.2	$2,472.1	$3,030.7	$2,786.1	$2,630.8	$1,925.5

Fixed charges:
Interest on indebtedness	$61.5	$236.4	$180.6	$148.3	$122.8	$104.7
Portion of rents representative
of interest factor	14.8	61.5	53.7	51.2	54.7	60.8
Total fixed charges	$76.3	$297.9	$234.3	$199.5	$177.5	$165.5

Ratio of earnings to fixed charges	9.77	8.30	12.94	13.97	14.82	11.63